FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  November  2012

Commission File Number            0-16174

          TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Teva 2013 Non-GAAP Financial Guidance Discussion Nov 30, 2012

Safe Harbor Statement These estimates reflect management`s current expectations for Teva's performance in 2013. Actual results may vary, whether as a result of FX differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects. The non-GAAP data presented by Teva are the results used by Teva's management and board of directors to evaluate the operational performance of the company, to compare against the company's work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.

Future of TEVA We intend to enhance our competitive position and create a dynamic pharmaceutical company through… Strategic opportunities Developing the best of Teva today Delivering the highest quality medicines A focus on innovation An on-going commitment to assembling a superior management team Highly targeted business development efforts A disciplined but aggressive approach to growth while maximizing profitability

Future of TEVA “It is my belief that greatness cannot be achieved by only saving or spending, there must be vision, leadership, strategic execution with a focus on resource allocation, creativity applied to pipeline development and highly targeted and strategically focused BD. We are at the beginning of an exciting time for Teva as we reshape our Company.” Dr. Jeremy Levin

Future of TEVA Teva will remain - A unique company with an excellent base in generics and an unrivaled global footprint Deeply respective of our shareholder base and committed to a disciplined and transparent approach to running our business Committed to patients, improving service to our customers and bringing greater return to investors

Non GAAP Financial Highlights 2012 2013 Guidance Total Net Revenue ($b) 20.0 – 21.0 19.5 – 20.5 Non-GAAP Dliuted EPS ($) 5.30 – 5.40 4.85 – 5.15

2013 Revenue by Major Geographies $ billion 2012 2013 Guidance Net Revenue 20.0 21.0 19.5 20.5 U.S. 10.5 10.0 10.6 Europe 5.8 5.5 6.1 ROW 4.2 3.7 4.3

2013 Revenue by Major Business Lines $ billion 2012 2013 Guidance Generics 10.7 10.3 U.S. 4.6 4.3 4.7 Europe 3.4 3.3 3.7 ROW 2.7 2.4 2.8

2013 Revenue of Major Products $ million 2012  Guidance 2013 Guidance Branded 8,000 7,600 - 8,000 Copaxone® 3,800 3,700 - 3,900 Treanda® 580 600 – 700 Women’s Health 500 460 – 500 ProAir® 430 400 – 440 Azilect® 340 340 – 380 Qvar® 350 320 – 360 Nuvigil® 300 280 – 320 OTC 1,000 900 - 1,100 Other 800 700 - 900

2013 Non-GAAP Margin Analysis % 2013 Guidance Gross Margin 59 61 Generic 45 47 Branded (excl. Copaxone) 84 86 MS 89 91 Research & Development 6.6 7.0 $500–550M $650-700M $130-200M * Business line % margin is out of total net sales for that respective business line

2013 Non-GAAP Margin Analysis - Cont.% 2013 Guidance Sales & Marketing 19.5 21.5 Generic 18.3 18.7 Branded (excl. Copaxone) 34.0 38.0 MS 14.3 14.3 General & Administrative 5.8 6.2 * Business line % margin is out of total net sales for that respective business line

2013 Non GAAP Financial Outlook 2012 2013 Guridance Gross Profit Margin (%) 59 61 R&D 6.8 7.2 6.6 7.0 S&M 18 20 19.5 21.5 G&A 5.4 6.0 5.8 6.2 Finance Expenses ($m) 350 300 330 Diluted EPS ($) 5.30 5.40 4.85 5.15 Diluted Share Count (m) 870 876 856 866 Tax 13 14.5 14.0 15.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:  November 30, 2012